EURO TUNNEL

The Channel Tunnel Group Limited
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

France-Manche S.A.
140-144 boulevard Malesherbes
75017 Paris
Téléphone: 01 43 18 62 00
Fax: 01 43 18 62 49

Internet: www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

12 February 2002

Dear Sirs,

RE : Eurotunnel PLC (82-2999)/Eurotunnel SA (82-3000) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following recent announcements:

- Eurotunnel's preliminary results for 2002
- Resignation of C Cambier as a director.

Yours faithfully,

D Leonard
Secretary

dlw 3/19

For release at 0700 hours

11 February 2002

EUROTUNNEL PRELIMINARY RESULTS 2001

Core transport revenue stable despite a difficult operating environment

- **Operating profit reduced due to absence of £25m margin from telecoms cable sales**
- **Continued growth in freight and key passenger markets**
- **Freight service quality restored following major investments in security**
- **Financial operations generate a future £250m reduction in Junior Debt**

£ million	**2001** actual	**2000** restated	**% change** 2001/2000	**2000** reported
Exchange rate EUR /£	1.631	1.631		1.630
Shuttle Services	310	314	- 2 %	315
Railways	211	208	+ 1 %	208
Transport activities	**521**	**522**	-	**523**
Non-transport activities	27	57	- 53 %	57
Operating revenue	**548**	**579**	- 6 %	**580**
Other income	16	20		20
Total turnover	**564**	**599**	- 6 %	**600**
Operating costs	(242)	(254)	- 5 %	(255)
Operating margin	**322**	**345**	- 7 %	**345**
Depreciation & provisions	(139)	(137)		(137)
Operating profit	**183**	**208**	- 12 %	**208**
Interest	(330)			(332)
Underlying loss	**(147)**			**(124)**
Exchange gains / (losses)	9			(1)
Exceptional profit	6			1
Net loss	**(132)**			**(124)**

Total turnover was down 6% at £564m due to the absence of sales of telecom cables in 2001. Revenue from transport activities was stable at £521m. The 12% fall in operating profit to £183m reflects the loss of margin on sales of telecom cables.

2001 operating costs were 5% lower than 2000, including a fall of £8m in the cost of sales of telecoms. This was despite the costs of additional security on the French terminal and an increase in shuttle missions.

The underlying loss was £147m after interest charges of £330m. The net result, taking into account exchange gains of £9m and an exceptional profit from financial operations of £6m, was a net loss of £132m.

TRANSPORT ACTIVITIES

Shuttle Services

Shuttle Services revenue fell by only 2% to £310m in a particularly difficult operating environment with major service disruption caused by asylum seekers. This is estimated to have cost £20 million in lost revenue. Significant investments in reinforcing security, including £3m in operating costs and approximately £2m of capital expenditure, led to a dramatic improvement in freight service quality during the fourth quarter. Foot-and-mouth disease also reduced tourism in the U.K. as well as freight traffic due to restrictions on the movement of meat and dairy products. Despite these difficult conditions, Eurotunnel's freight volumes grew by 6%. Eurotunnel's volumes in the passenger car market fell by 9% although there were encouraging signs of growth in the key short break and long stay markets. The resulting overall yield improvement partly compensated for lower volumes.

Railways

Revenue from the Railways (Eurostar and through rail freight) increased by 1% to £211m comprising mainly guaranteed payments under the Minimum Usage Charge. Long standing quality issues for rail freight, including capacity bottlenecks, were compounded in 2001 by industrial action at SNCF and a reduction in services implemented by the French state rail operator in response to asylum seekers activity.

NON-TRANSPORT ACTIVITIES

Revenue from non-transport activities, including telecoms, retail, and property development fell by 53% to £27m, as a result of a £33m reduction in telecoms revenue. Non-transport activities represent less than 5% of total operating revenue.

INTEREST COVER

The difficult trading environment in 2001 did not allow Eurotunnel to improve its interest cover. Interest cover before capital expenditure was 97% in 2001 compared to 98% in 2000. Capital expenditure in 2001 increased to a peak of £82 million, compared to £71million in 2000, reflecting continued investment in freight shuttle capacity with 2 new shuttles entering service during the year. As a result, interest cover after capital expenditure was 72% compared to 77% in 2000.

BALANCE SHEET

During 2001, Eurotunnel successfully repackaged part of its Junior Debt. The transaction involved re-purchasing £1.1 billion of Junior Debt at 73% of its face value financed by the issue of rated, listed bonds. In addition to securing favourable capped interest rates from 2004 this operation has also secured £250 million of surplus cash, which will be realised for the benefit of shareholders when Eurotunnel refinances its Junior Debt, expected to be by 2009.

...

Richard Shirrefs, Chief Executive, said: *"As we enter 2002, our market position is strong. Our product offering is superior, especially for freight traffic and attractive segments of the passenger market. The freight market in particular is currently healthy, and we have secured increases in tariffs, which will benefit our revenues and margin.*
There is much for Eurotunnel still to do: but we are committed to demonstrating the potential the business has, as we move towards our next financial goal of full interest cover."

Charles Mackay, Chairman, said: *"Despite the difficult circumstances Eurotunnel faced in 2001, we look to the future with confidence. The general economic situation remains uncertain but, under present conditions, we would expect our financial performance to improve during 2002."*

END

Eurotunnel manages the infrastructure of the Channel Tunnel and operates passenger shuttle (car and coach) and accompanied truck freight shuttle services between Folkestone, UK and Coquelles, France. Eurotunnel also earns toll revenue from other train operators who use the Tunnel.
Eurotunnel is quoted on the London Stock Exchange and Paris and Brussels Bourse, and is market leader for cross-Channel travel.

Attachments:
Chairman's Message (extract from the annual report)
Chief Executive's Message (extract from the annual report)
Financial Analysis

Media Enquiries:

Alison Bourgeois, Communications Director	tel:	+ 00 331 43 18 62 07
Kevin Charles, Media Relations Manager	tel:	01303 288728
Eurotunnel Press Office	tel:	01303 288737 01303 288728
Sue Pemberton, Citigate Dewe Rogerson	tel:	020 7282 2842

Investor Enquiries:

Steve Dixon, Investor Relations Officer	tel:	01303 283748

News Release No. 790

11 February 2002

Chairman's message

Eurotunnel faced a quite extraordinary range of unforeseen external challenges in 2001: the collapse of the telecoms cable market, serious flooding on both sides of the Channel, foot and mouth and, most damaging of all, asylum seekers. All this against a deepening economic downturn, aggravated by the events of 11 September.

Despite all this, our core transport business maintained its revenue and operating profit - a source of some satisfaction and encouragement for the future. It demonstrates both the underlying growth potential of our business and the strength and determination of our management and staff in successfully overcoming all these challenges.

The French and British governments refused to give us the necessary support in tackling the problem of asylum seekers. Protecting the operations of a company, particularly one of such importance to both countries, from illegal mass incursions is clearly part of the governments' responsibility for maintaining law and order. It cannot be right that Eurotunnel was left to deal with this problem largely on its own.

Despite the difficult circumstances Eurotunnel faced in 2001, we look to the future with confidence. The general economic situation remains uncertain but, under present conditions, we would expect our financial performance to improve during 2002.

Charles Mackay
Chairman

11 February 2002

Chief Executive's Message

2001 was a difficult year and the progress we have made in recent years was interrupted by the combined impact of several external events.

The downturn in the telecommunications sector resulted in a decrease in our margins of £ 25 million compared to 2000. Foot and mouth in the UK depressed the growth of both the car and freight markets.

However, our most difficult problem was asylum seekers, whose incursions into our French terminal led to significant disruptions to our freight shuttle services. A major programme to reinforce our security perimeter - well beyond the levels normally expected of a civilian site - was implemented and by the fourth quarter of 2001 service levels were restored. But the financial impact was substantial; our freight market share stagnated after the big gains of 2000, lost business is estimated at £20m and we spent £5m on security measures. The problem is controlled, not resolved, and we remain vigilant.

There were also some very positive achievements.

Our staff managed the difficulties of 2001 with resolve and professionalism. Our determination to control operating costs was rewarded with another year-on-year decrease. We successfully concluded an innovative debt repurchasing deal in March 2001, which should lead to a substantial debt reduction in the future.

We ended 2001 below the targets that we set for ourselves. Nevertheless, the business again demonstrated its huge resilience as the essential link in cross-Channel transport.

As we enter 2002, our market position is strong. Our product offering is superior, especially for freight traffic and attractive segments of the passenger market. The freight market in particular is currently healthy, and we have secured increases in tariffs, which will benefit our revenues and margin.

There is much for Eurotunnel still to do: but we are committed to demonstrating the potential the business has, as we move towards our next financial goal of full interest cover.

Richard Shirrefs
Chief Executive

Financial analysis

Transport revenues stable, despite a difficult year.

The absence of sales of new telecoms cables in 2001 has resulted in the reduction of operating profit to £183 million in 2001, compared to £208 million in 2000.

In order to assist the comparison between 2001 and 2000 in this analysis, the operating results for 2000 have been restated at the exchange rate used for the preparation of the 2001 results (£1 = 1.631) as set out in the tables.

Turnover

A 53% reduction in revenue from non transport activities led to a decrease of 6% in total turnover to £564 million for 2001. This was due to the fact that no new telecommunication cables were installed in the tunnel in 2001 compared to the 6 in 2000, leading to a reduction of £33 million in telecoms revenues compared to 2000. At £310 million, Shuttle services revenue was only 2% below 2000 despite the difficult operating environment experienced in 2001. Railways revenue increased by 1% to £211 million and is mainly payments guaranteed by the Minimum Usage Charge under the Railways Usage Contract.

Operating profit

Operating costs in 2001 were £12 million below 2000, of which £8 million was due to lower cost of sales related to the telecoms cable sales in 2000. The net effect on operating profit of the loss of telecoms margin was £25 million. Despite additional costs of £3 million* arising from the reinforcement of security measures on the French terminal to combat the intrusions of asylum seekers, and an increase in the number of shuttle missions run, operating costs for the year were 2% below operating costs in 2000 excluding telecoms cost of sales. Depreciation and provisions increased marginally, resulting in an operating profit of £183 million, 12% below 2000.

*In addition to the £3 million of operating expenditure in 2001, there was approximately £2 million of capital expenditure on these security measures.

Interest

The Group's net interest charge at £330 million for the year was £2 million below 2000. The underlying loss for the year was £147 million compared to £124 million in 2000.

Net result

After taking into account unrealised exchange gains of £9 million (compared to an exchange loss of £1 million in 2000), and an exceptional profit of £6 million generated principally from financial operations, the net loss of £132 million was £8 million higher than in 2000. Exchange gains and losses result principally from the revaluation of current accounts between Group companies and have no cash effect.

Cash flow and interest cover

Cash flow from operating activities was £320 million in 2001, compared to £328 million in 2000. The interest

cover before capital expenditure (which measures operating cash flow as a proportion of the interest charge) at 97%, was marginally below 2000 (98%). £82 million was spent on capital investments principally to increase the capacity of the freight shuttle fleet, leaving £238 million available for debt service. Interest cover after capital expenditure was 72% compared to 77% in 2000.

Financing

Eurotunnel's funding falls into three main parts – Core Debt, a Buffer Zone and a third part comprising equity and Equity Notes.

Financing at 31 December 2001

(£ billion)	Total 9.0
Senior Debt	0.3
Junior Debt & Resettable Advances	4.5
Stabilisation Facility Accrued interest PLN	1.6
Equity & Equity Notes	2.6

The Core Debt comprises £0.3 billion of Senior and 4th Tranche Debt, £3.4 billion of Junior Debt and £1.1 billion of Resettable Advances. 96% of this Debt carries fixed rates until 2004 with all except the Senior and 4th Tranche Debt at an average rate of 6.1%. From 2004, the Junior Debt and the Resettable Advances will move to variable rates at attractive margins of 1.25% to 1.5%. In order to substantially reduce its exposure to possible increases in interest rates on this variable rate debt, the Group entered into interest rate options during 2000 to cover £2.3 billion of its debt for the period 2004 to 2008. Further options covering £1.1 billion of debt for the same period were obtained at no cost as a result of the completion of the Junior Debt repackaging transaction in March 2001.

The Buffer Zone includes the Stabilisation Facility, available to meet interest payments which cannot yet be paid in cash. This carries 0% interest until 2006. This zone also includes the Participating Loan Notes (PLN) which carry 1% fixed interest until 2006.

The third part comprises equity and £0.6 billion of Equity Notes, which carry a fixed rate of 4.45% until they are converted to equity, in 2003 at the latest.

Financial operations

On 1st March 2001 Eurotunnel announced the success of the operation to repackage part of its Junior Debt. This operation has enabled Eurotunnel to retain the benefit of favourable interest rates on its Junior Debt, while locking in a substantial discount on the debt repackaged.

Companies which are not part of the Eurotunnel Group purchased £1.1 billion of Eurotunnel's Junior Debt at an average discount of 27% of its face value. This debt purchase, and the costs of the operation, were

financed by the issue of rated, listed bonds.

Eurotunnel will receive the surplus cash generated by the companies which have bought the Junior Debt, when this debt is refinanced. The company expects this refinancing to take place by 2009 and the surplus cash to be around £250 million.

Eurotunnel continues to explore other opportunities for balance sheet management and assess with holders of its debt whether there is scope to pursue other transactions which would reduce its indebtedness.

Turnover	2001	2000	% change	2000
(£ million)	Actual	Restated	2001/2000	Reported
Exchange rate /£	1.631	1.631		1.630
Shuttle services	310	314	-2%	315
Railways	211	208	+1%	208
Transport activities	**521**	**522**	-	**523**
Non transport activities	27	57	-53%	57
Operating revenue	**548**	**579**	**-6%**	**580**
Other income	16	20		20
Total turnover	**564**	**599**	**-6%**	**600**

Operating result	2001	2000	% change	2000
(£ million)	Actual	Restated	2001/2000	Reported
Exchange rate /£	1.631	1.631		1.630
Total turnover	**564**	**599**	**-6%**	**600**
Operating costs	(242)	(254)	-5%	(255)
Operating margin	**322**	**345**	**-7%**	**345**
Depreciation and provisions	(139)	(137)		(137)
Operating profit	**183**	**208**	**-12%**	**208**

Net results	2001		2000
(£ million)	Actual		Reported
Exchange rate /£	1.631		1.630
Operating profit	**183**		**208**
Interest	(330)		(332)
Underlying loss	**(147)**		**(124)**
Exchange gains / (losses)	9		(1)
Exceptional profit	6		1
Net loss	**(132)**		**(124)**

Cash flow	2001		2000
(£ million)	Actual		Reported
Exchange rate /£	1.643		1.602
Net cash flow from operations	320		328
Capital expenditure (net)	(82)		(71)
Cash available for servicing debt	**238**		**257**
Net interest paid	(245)		(259)
Interest rate hedging costs	-		(41)
Receipts from financial operations	9		2
Financial operations fees	(3)		(1)
Debt repayment	(6)		(2)
Net equity receipts	-		-
Decrease in cash balance	**(7)**		**(44)**

Interest cover before capital expenditure	97%		98%
Interest cover after capital expenditure	72%		77%

Eurotunnel Group Combined Accounts

Combined balance sheet at 31 December 2001

	31 December 2001	31 December 2000
	£'000	£'000
ASSETS		
TANGIBLE FIXED ASSETS		
Concession fixed assets	8,961,339	8,998,469
Other fixed assets	3,168	3,306
Total tangible fixed assets	**8,964,507**	**9,001,775**
FINANCIAL FIXED ASSETS		
Shares	94	96
Others	69	50
Total fixed assets	**8,964,670**	**9,001,921**
Stocks	12,956	12,076
Trade debtors	48,708	63,863
Other debtors	10,200	26,685
Other financial debtors	100,096	-
Investments and liquid funds	154,740	164,252
Total current assets	**326,700**	**266,876**

Prepaid expenses	44,925	46,424
Total assets	**9,336,295**	**9,315,221**
SHAREHOLDERS' FUNDS AND LIABILITIES		
Issued share capital	234,251	237,676
Share premium account	1,773,484	1,772,903
Other reserve	3,483	-
Profit and loss account reserve	(470,951)	(347,000)
Loss for the year	(132,408)	(123,951)
Exchange adjustment reserve	538,104	458,838
Total shareholders' fund	**1,945,963**	**1,998,466**
Provisions	**68,357**	**56,668**
Loan notes	1,427,907	1,445,318
Loans	5,469,442	5,461,933
Accrued interest	136,344	138,851
Overdrafts	3	553
Other financial creditors	100,096	-
Other creditors	163,245	182,215
Total creditors	**7,297,037**	**7,228,870**
Deferred income	24,938	31,217
Total shareholders' funds and liabilities	**9,336,295**	**9,315,221**

Combined profit and loss account for the year ended 31 December 2001

	Year ended 31 December 2001	Year ended 31 December 2000
	£'000	£'000

TURNOVER		
Turnover and other operating income	547,504	579,317
Other income	16,455	20,267
Total Turnover	**563,959**	**599,584**
OPERATING EXPENDITURE		
Materials and services (net)	146,211	158,726
Staff costs	95,284	94,807
Depreciation	115,438	115,485
Provisions	23,087	21,935
Other operating charges	758	817
Total operating expenditure	**380,778**	**391,770**
Operating profit	**183,181**	**207,814**
FINANCIAL INCOME		
Interest receivable and similar income	9,145	6,995
Profit on disposal of investments	667	678
Exchange differences	9,504	1,692
Total financial income	**19,316**	**9,365**
FINANCIAL CHARGES		
Interest payable and similar charges	340,386	339,471
Exchange differences	606	2,153
Total financial charges	**340,992**	**341,624**
Financial result	**(321,676)**	**(332,259)**
Exceptional result	**6,108**	**524**
Taxation	**21**	**30**

RESULT		
Loss for the year	**(132,408)**	**(123,951)**
Loss per Unit	**(6.4p)**	**(5.9p)**
Fully diluted loss per Unit	**(4.1p)**	**(3.8p)**

Combined cash flow statement for the year ended 31 December 2001

	Year ended 31 December 2001	Year ended 31 December 2000
	£'000	£'000
Net cash inflow from operating activities	319,982	328,037
Taxation	(21)	(31)
Returns on investments and servicing of finance	(244,748)	(300,092)
Capital expenditure	(81,865)	(70,632)
Other non-operating cash flows	6,478	1,299
Cash outflow before financing	**(174)**	**(41,419)**
Financing	**(6,380)**	**(2,594)**
Decrease in cash in the period	**(6,554)**	**(44,013)**

Notes

1. The Summary Financial Statements are extracted from the Report and Accounts of Eurotunnel which were approved by the Board on 8 February 2002.

2. The Combined Accounts have been prepared applying exchange rates as described in the notes to the accounts. The average /£ exchange rate in 2001 was £1 = 1.631 (average 2000 exchange rate: £1 = 1.630). The 2001 year end exchange rate was £1 = 1.643 (31 December 2000 : £1 = 1.602).

3. The Auditors and Commissaires aux Comptes have reported on the Combined Accounts. Their report was not qualified.

4. The Combined Accounts consist of the combination of the accounts of Eurotunnel plc Group and Eurotunnel SA Group. These Combined Accounts have been prepared on the going concern basis, under the

historical cost convention and in accordance with accounting principles generally accepted in France and the accounting policies set out in the notes to the accounts. The Combined Accounts constitute the Eurotunnel SA Group Consolidated Accounts according to French law.

5. Earnings/(loss) per Unit.

	2001	2000
	(p)	(p)
Basic	(6.4)	(5.9)
Pre-exceptional result	(6.6)	(6.0)
Fully diluted	(4.1)	(3.8)

The basic loss per Unit for the year is calculated using the weighted average number of Units in issue during the year of 2,083,750,996 (2000: 2,083,636,803) and the loss for the year of £132,408,000 (2000 loss : £123,951,000).

The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £138,516,000 (2000: £124,475,000) before crediting the exceptional profit of £6,108,000 in 2001 (2000: £524,000).

The fully diluted loss per Unit for the year is calculated using the fully diluted number of Units of 2,547,933,007 (2000: 2,545,153,279) and the adjusted loss for the year of £104,855,000 (2000 loss : £96,452,653).

To: Company Announcements Office, The London Stock Exchange
From: David Leonard, Eurotunnel (tel. 01303 288715)
RNS no. 529497

EMBARGOED UNTIL 7.30 A.M. (LONDON TIME) TUESDAY 12 FEBRUARY

Eurotunnel plc and Eurotunnel SA ("Eurotunnel")

Eurotunnel announces that Mr C Cambier, who has been a member of the Board since 1997, has resigned at his own request. Eurotunnel intends to nominate a new French director to replace Mr Cambier in due course.

END